1401 Lawrence Street, Suite 2300, Denver, CO 80202 ● (303) 572-9300

August 28, 2023	Scott A. Berdan (303) 583-8235 sberdan@polsinelli.com

VIA EDGAR

Mr. Joshua Gorsky

Ms. Suzanne Hayes

Ms. Julie Sherman

Mr. Kevin Vaughn

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vitro Biopharma, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed on July 17, 2023
File No. 333-267366

Ladies and Gentlemen:

On behalf of our client, Vitro Biopharma, Inc. (the “Company”), filed herewith is Amendment No. 6 (the “Amendment”) to the above-captioned registration statement on Form S-1 (the “Registration Statement”), with respect to which the staff of the Securities and Exchange Commission (the “Staff”) had previously confirmed by telephone call to the undersigned that it would have no further comment prior to it being declared effective.

Notwithstanding the foregoing, due to the rescheduled timing of the proposed public offering to be covered by the Registration Statement, the Company is filing this Amendment solely to update the Registration Statement to include its fiscal third quarter interim consolidated financial statements as of July 31, 2023 and 2022, and for the three- and nine-month periods then-ended, and make other minor updating and conforming changes for the passage of time since the filing of the Registration Statement.

The Company requests that the Staff contact it as soon as reasonably practicable with any comments that it may have to the Amendment in order that those comments can expeditiously be addressed. If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact the undersigned by telephone at (303) 583-8235 or by email at sberdan@polsinelli.com.

Sincerely,

/s/ Scott A. Berdan

Scott A. Berdan
of POLSINELLI PC

cc:	Christopher Furman, Chief Executive Officer, Vitro Biopharma, Inc.
Nathan Haas, Chief Financial Officer, Vitro Biopharma, Inc.
Tyler L. Weigel, Shareholder, Polsinelli PC
Blank Rome LLP
Malone Bailey, LLP

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